UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

Nexttrip, Inc.

(Exact name of Registrant as specified in its charter)

Nevada	001-38015	27-1865814
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

3900 Paseo del Sol

Santa Fe, New Mexico 87507

(Address of Principal Executive Offices, including Zip Code)

(954) 526-9688

(Registrant’s telephone number, including area code)

Approximate Date of Mailing: July 18, 2025

NEXTTRIP, INC.

3900 Paseo del Sol

Santa Fe, New Mexico 87507

Tel: (954) 526-9688

INFORMATION STATEMENT PURSUANT TO

SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED,

AND RULE 14f-1 THEREUNDER

Notice of Change in the Majority of the Board of Directors

July 18, 2025

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF NEXTTRIP, INC. NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND A PROXY.

INTRODUCTION

This Information Statement is being mailed on or about July 18, 2025, to the holders of record, as of the close of business on July 17, 2025, of shares of common stock, Series H Convertible Preferred Stock (“Series H Preferred”) and Series I Convertible Preferred Stock (“Series I Preferred”) of NextTrip, Inc., a Nevada corporation (the “Company,” “we” or “us”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. This Information Statement relates to an anticipated change in a majority of the members of our Board of Directors (the “Board”).

On October 12, 2023, the Company (then known as Sigma Additive Solutions, Inc.) entered into a Share Exchange Agreement (the “Exchange Agreement”) with NextTrip Holdings, Inc. (“NTH”), NextTrip Group, LLC (“NTG”), and William Kerby (the “NTH Representative”), pursuant to which the Company acquired NTH (the “NextTrip Acquisition”) in exchange for shares of Company common stock. The NextTrip Acquisition was consummated on December 29, 2023; as a result, NTH became a wholly owned subsidiary of the Company.

Pursuant to the Exchange Agreement, the NTH Representative has the contractual right to designate (i) one individual to serve on the Company’s Board upon closing of the NextTrip Acquisition and (ii) one additional individual to replace a director of the Company upon the achievement of each of the four specified post-closing business milestones set forth in the Exchange Agreement (the “Board Appointment Rights”). Upon closing of the NextTrip Acquisition, Donald Monaco was appointed to the Board pursuant to the Board Appointment Rights. All business milestones set forth in the Exchange Agreement were achieved on or before May 5, 2025.

In July 2025, Mr. Kerby, in his capacity as the NTH Representative, informed the Company of his election to exercise the remaining Board Appointment Rights pursuant to the Exchange Agreement and designated Stephen Kircher, Jimmy Byrd, Carmen Diges and David Jiang (collectively, the “NTH Appointees”) as the individuals to replace the continuing legacy Sigma directors. On July 14, 2025, the Board appointed the NTH Appointees as directors of the Company, in each case effective July 28, 2025, at which time each of Salvatore Battinelli, Jacob Brunsberg, Dennis Duitch and Kent Summers will resign as directors of the Company.

In accordance with Section 14(f) of the Exchange Act (“Section 14(f)”) and Rule 14f-1, this Information Statement is being mailed to our stockholders of record entitled to receive such information at least ten days prior to the effective date of the appointment of the NTH Appointees as directors of the Company.

For additional information regarding the NextTrip Acquisition, Exchange Agreement and the related transactions, see the Current Report on Form 8-K we filed with the Securities and Exchange Commission (the “SEC”) on October 13, 2023.

No action is required by our stockholders in connection with this Information Statement. Proxies are not being solicited.

VOTING SECURITIES

As of July 17, 2025, our outstanding capital stock entitled to vote at a meeting of our stockholders included our common stock, Series H Preferred stock and Series I Preferred stock. Each share of common stock and each share of Series H Preferred and Series I Preferred entitles the holder thereof to one vote. As of July 17, 2025, there were 7,846,603 shares of our common stock issued and outstanding, 33,000 shares of Series H Preferred issued and outstanding, and 500,442 shares of Series I Preferred issued and outstanding. No vote or other action by our stockholders is required in connection with this Information Statement.

CHANGE OF CONTROL

In connection with closing of the NextTrip Acquisition, the Company issued to NTG’s members (the “NTH Sellers”) an aggregate of 156,007 restricted shares Company common stock (the “Closing Shares”), constituting 19.99% of the Company’s issued and outstanding shares of common stock immediately prior to closing of the NextTrip Acquisition. Pursuant to the Exchange Agreement, the NTH Sellers were entitled to receive up to an aggregate of 5,843,993 additional shares of common stock (the “Contingent Shares,” and together with the Closing Shares, the “Exchange Shares”) upon NTH’s achievement of those future milestones set forth in the Exchange Agreement (each, a “Milestone Event”).

Pursuant to Section 2.3(b)(vi) of the Exchange Agreement, whether a Milestone Event was met and the Contingent Shares were issuable was to be determined by the Company and NTH on a mutually agreeable date (each a “Milestone Payment Determination Date”) no later than thirty days following notice by NTH to the Company that such Milestone Event had been met. If Contingent Shares were determined to be issuable, the Company was required to issue such additional Contingent Shares within 60 days following each Milestone Payment Determination Date.

In connection with the NextTrip Acquisition, the Company and Nasdaq determined that the issuance of Contingent Shares upon achievement of any one of the Milestone Events would result in a change in control of the Company under Nasdaq Listing Rule 5635(a). Pursuant to Nasdaq Listing Rule 5110(a), the Company was required to submit an initial listing application with Nasdaq and to obtain Nasdaq approval of the initial listing application prior to the issuance of the Contingent Shares; failure to obtain such approval in advance of the Contingent Share issuance would have resulted in Nasdaq issuing the Company a delisting determination and commencing delisting proceedings with respect to its common stock.

As disclosed in those Current Reports on Form 8-K filed by the Company with the SEC on December 13, 2024 and January 31, 2025, on December 9, 2024 the Company and NTH, via William Kerby as the NTH Representative, entered into a forbearance agreement, which was amended by the parties on January 31, 2025 (as amended, the “Forbearance Agreement”), related to the issuance of certain of the Contingent Shares, pursuant to which NTH agreed to forbear from issuing the Milestone Payment Determination Date notice until March 31, 2025 or earlier in the event of a default (the “Forbearance Expiration Date”) in exchange for an agreement by the Company that, if its Nasdaq initial listing application was not approved by such date, (i) all earned Contingent Shares would be issued within five business days of the Forbearance Expiration Date and (ii) all Board Appointment Rights would be exercised and such members would be approved within five business days of the Forbearance Expiration Date. As of the date of the Forbearance Agreement, NTH believed, and the Company did not dispute, that three of the four Milestone Events had been met, but due to certain regulatory delays, including the Company’s pending initial listing application with Nasdaq, NTH had not sent formal notice to the Company because doing so without the approval of Nasdaq’s initial listing application could have triggered a delisting and suspension of trading of the Company’s common stock on Nasdaq.

On March 26, 2025, the Company issued an aggregate of 4,393,993 Contingent Shares to the NTH Sellers in satisfaction of its obligations to issue Contingent Shares upon achievement of three of the four Milestone Events under the Exchange Agreement. The Contingent Shares were issued prior to the Forbearance Expiration Date and after the Company received notice from Nasdaq, on March 25, 2025, that Nasdaq had approved the Company’s initial listing application.

Following issuance of the Contingent Shares, the Company had 6,163,525 shares of common stock issued and outstanding, 4,550,000 of which (or 73.8%) were held by the NTH Sellers. As a result, the NTH Sellers collectively held ownership and voting control over the Company, resulting in a change in control of the Company.

On May 5, 2025, the Company issued the remaining 1,450,000 Contingent Shares to the NTH Sellers in satisfaction of its obligation to issue Contingent Shares upon achievement of the fourth and final Milestone Event under the Exchange Agreement.

As a result of the issuance of all of the Contingent Shares and pursuant to the Exchange Agreement, as of May 5, 2025, the NTH Representative had the right to designate a replacement for four directors of the Company.

DIRECTORS AND EXECUTIVE OFFICERS

The following discussion sets forth information regarding our current directors and executive officers and our proposed directors and executive officers after the effective date of the appointment of the NTH Appointees as members of our Board (the “Effective Time”). If any proposed director listed in the tables below should become unavailable for any reason, which we do not currently anticipate, the directors will vote for any substitute nominee or nominees who may be designated by the NTH Representative.

Current Directors and Executive Officers

The following table sets forth certain information regarding our current directors and executive officers as of the date of this Information Statement:

Name	Age	Positions
Donald P. Monaco	72	Class I Director, Chairman of the Board
William Kerby	68	Class II Director, Chief Executive Officer
Salvatore Battinelli	83	Class II Director
Jacob Brunsberg	39	Class II Director
Dennis Duitch	80	Class III Director
Kent Summers	67	Class III Director
Andy Kaplan	54	Class III Director
Frank Orzechowski	65	Chief Financial Officer, Treasurer and Corporate Secretary
John McMahon	61	Chief Operating Officer, Travel Division

Directors and Executive Officers Following the Effective Time

The following table sets forth information regarding our officers and directors following the Effective Time:

Name	Age	Positions
Donald P. Monaco	72	Class I Director, Chairman of the Board
Stephen Kircher	71	Class I Director
William Kerby	68	Class II Director, Chief Executive Officer
Jimmy Byrd	64	Class II Director
Andy Kaplan	54	Class III Director
Carmen Diges	55	Class III Director
David Jiang	60	Class III Director
Frank Orzechowski	65	Chief Financial Officer, Treasurer and Corporate Secretary
John McMahon	61	Chief Operating Officer, Travel Division

Donald P. Monaco has served as Chairman of our Board since December 29, 2023. Mr. Monaco has approximately three decades of experience as an international information technology and business management consultant. Mr. Monaco founded and owned Monaco Air Duluth, LLC, a full service, fixed-base operator aviation services business at Duluth International Airport in Duluth, Minnesota, serving airline, military, and general aviation customers in November 2005, which he sold in April 2025. Since January 2009, he has been appointed and reappointed by Minnesota Governors to serve as a Commissioner of the Metropolitan Airports Commission in Minneapolis-St. Paul, Minnesota, and currently serves as Chairman of the Operations, Finance and Administration Committee. Mr. Monaco is also the President and Chairman of the Monaco Air Foundation, Treasurer of Honor Flight Northland, Treasurer of the Duluth Aviation Institute, and a member of the Duluth Chamber of Commerce Military Affairs Committee. Mr. Monaco previously worked as an international information technology and business management consultant with Accenture in Chicago, Illinois for 28 years, and as a partner and senior executive for 18 of such years. From August 2011 to January 2023, Mr. Monaco served as a member of the board of directors of NextPlay Technologies, Inc. (known as Monaker prior to June 2020) (“NextPlay”), where he served as chairman of the board of directors from August 2018 to June 2021 and as co-chairman of the board from June 2021 to December 2021. He previously served as a director at Republic Bank in Duluth, Minnesota from May 2015 until October 2019. He also served on the Verus International, Inc., formerly RealBiz Media Group, Inc., board of directors from October 2012 until April 2016, serving as chairman of the board from August 2015 to April 2016. Mr. Monaco holds Bachelor of Science and Master’s degrees in Computer Science Engineering from Northwestern University.

Stephen Kircher currently serves, and since 2016 has served, as Chairman and Chief Executive Officer of Kircher Holdings LLC, a family office with a diverse investment portfolio. Kircher Holdings owns, through trust, the Frangipani Beach Resort, a boutique hotel in Anguilla, British West Indies, and Borgo San Vincenzo, a boutique hotel in Tuscany, Italy. In addition to his leadership at Kircher Holdings, Mr. Kircher serves as a director on the Board of Directors of ReviverMX, Inc., the world’s first digital license plate and connected vehicle platform company. Mr. Kircher’s business background includes leading several high-growth companies. He previously served as a consultant and as Chairman & Chief Executive Officer of Solar Power, Inc. (“SPI”), where he grew the company from startup to over $100 million in annual revenues before leading a strategic sale of the company to LDK Solar, Ltd. Before SPI, Mr. Kircher served as Chairman and Chief Executive Officer of International DisplayWorks, Inc., a publicly traded company headquartered in China. Under his leadership, the company expanded to over 3,500 employees and $300 million in revenues, ultimately achieving a successful sale to Flextronics International. Mr. Kircher holds a Bachelor of Arts degree from the University of California, San Diego.

William Kerby has served as our Chief Executive Officer since December 29, 2023 and as a director on our Board since July 17, 2025. Mr. Kerby has over two decades of experience in the travel and media industries, and approximately a decade of experience in the financial industry. He acted as the architect of the NextTrip model, overseeing the development and operations of the Travel, Real Estate and Television Media divisions of the company. From January 2023 to December 2023, Mr. Kerby served as the Chief Executive Officer of NextTrip Group, LLC. Mr. Kerby served as the Co-Chief Executive Officer of NextPlay from September 2021 to January 2023. From July 2008 to September 2021, Mr. Kerby was the Chief Executive Officer of Monaker Group, Inc. During that time, Mr. Kerby also served as Chief Executive Officer of NextPlay Media from 2009 through 2020 as well as the Chief Executive Officer of the company’s real estate holding Verus International, Inc. (formerly Realbiz Media Group, Inc.) from October 2012 until August 2015 and on the board of directors until April 2016. From April 2002 to July 2008, Mr. Kerby served as the Chief Executive Officer of various media and travel entities that ultimately became part of Extraordinary Vacations Group. Operations included Cruise & Vacation Shoppes, Maupintour Extraordinary Vacations, Attaché Travel and the Travel Magazine - a TV series of 160 travel shows. From February 1999 to April 2002, Mr. Kerby founded and managed Travelbyus, which was a publicly- traded company on the Toronto Stock Exchange and Nasdaq Small Cap Market. The launch included an intellectually patented travel model that utilized technology-based marketing to promote its travel services and products. Mr. Kerby negotiated the acquisition and financing of 21 companies encompassing multiple tour operators, 2,100 travel agencies, media that included print, television, outdoor billboard and wireless applications and leading-edge technology in order to build and complete the Travelbyus model. The company had over 500 employees, gross revenues exceeding $3 billion and a market cap of over $900 million. From June 1989 to January 1999, Mr. Kerby founded and grew Leisure Canada, a company that included the Master Franchise for Thrifty Car Rental British Columbia, TravelPlus (a nationwide Travel Agency), Bluebird Holidays (an international tour company with operations in the U.S., Canada, Great Britain, France, South Africa and the South Pacific) and Canadian Traveler (a travel magazine). Leisure Canada was acquired in May 1998 by Wilton Properties, a Canadian company developing hotel and resort properties in Cuba. From October 1980 through June 1989, Mr. Kerby worked in the financial industry as an investment advisor. Mr. Kerby graduated from York University with a Specialized Honors Economics degree.

Jimmy Byrd has over two decades of operational and corporate development leadership, particularly in North American infrastructure and communications, and has been instrumental in scaling complex businesses across the U.S. and Canada. Mr. Byrd currently serves, and has served for the past three years, as Executive Vice President, Corporate Development at Ledcor Group, where he leads the execution of the company’s growth strategy across Canada and the United States. In addition, Mr. Byrd currently serves, and has served since 2004, as President of Ledcor Technical Services, where he has played a key role in building and expanding the company’s communications infrastructure business, which is responsible for deploying and maintaining communications networks for major clients throughout North America. Mr. Byrd holds an MBA from Southern Methodist University.

Andy Kaplan has served on our Board since July 17, 2025. Mr. Kaplan is the co-founder and chairman of KC Global Media Entertainment, LLC (“KCGM”), which was established in January 2020 to acquire Sony’s Asian media networks business. Mr. Kaplan is the former President of Sony Pictures Worldwide Networks, where he led Sony’s global broadcasting businesses, including its OTT services and linear networks and related investments, with over 180 channel feeds reaching nearly two billion subscribers. At the end of Mr. Kaplan’s thirty-year tenure at Sony, the media networks unit had over 4,000 employees and was earning over $2.5 billion in revenues and over $250 million in operating profit. Among his achievements were the expansion of Sony Pictures Worldwide Networks into new markets and new businesses, the acquisition of TEN Sports acquisition in India, and the acquisition of anime company Funimation, which boasted a catalog of 10,000 hours of content with rights to over 450 brands. Prior to this role, Mr. Kaplan spent over a decade serving as Executive Vice President and Chief Operating Officer of Sony Pictures Television Group, overseeing the business operations of Sony’s global television businesses. His previous experience includes senior positions at the Hollywood Stock Exchange, Hal Roach Studios and Embassy Pictures, as well as consulting roles with Starz, AARP, Sony Corporation of America, Lionsgate Entertainment, Liberty Media, Fremantle Television and Galan Entertainment, among others. Mr. Kaplan was executive producer of the Amazon series, Zorro and M*A*S*H: The Comedy That Changed Television for Fox. He is the former Chairman of Q India, a subsidiary of Qyou Media (TSXV:QYOU), former Chairman of the Board of Directors of the National Association of Television Programming Executives, former Chairman of the Board of Directors of Sharewell/Cayton Children’s Museum, and Chairman of the Board of Governors for the USC Annenberg School’s Center for the Digital Future, as well as a former member of the Board of Directors of the International Academy of Television Arts & Sciences and a member of the UCLA School of Theater, Film and Television. Mr. Kaplan previously served as a member of the Board of Directors of Nasdaq listed, Liberty Interactive and as a former member of the Executive Committee of the Academy of Television Arts & Sciences. Mr. Kaplan holds a Bachelor of Arts degree in Economics from University of California, Los Angeles, and an MBA from the University of Southern California.

Carmen Diges is a senior attorney, corporate and government advisor, and international entrepreneur, with over two decades of experience across various public and private sectors. Since August 2014, Ms. Diges has served as Principal at her own law firm, REVlaw. Ms. Diges has also served as the General Counsel/Corporate Secretary of McEwen Mining Inc. (NYSE:MUX) since August 2015. Former positions include Director-Legal Affairs of Echelon Wealth Partners, Inc.; Secretary, Vice President-Legal & Business Affairs of Ring of Fire Metals; Partner of Miller Thomson LLP; and Partner of McMillan LLP. She currently serves as a Director of several private companies. She previously served as a Director on the board of NextPlay from June 2021 to January 2023. Ms. Diges holds a CFA Charter, a Master of Laws (Tax) from Osgoode Hall Law School in Toronto, a Bachelor of Laws from Dalhousie Law School in Halifax, as well as a Bachelor of Arts from the University of Toronto.

David Jiang is an accomplished investor and entrepreneur with over three decades of experience in asset management, technology innovation, and international business strategy. Mr. Jiang’s distinguished career includes serving as Chief Executive Officer of PineBridge Investments, where he led the post-crisis transformation of AIG’s asset management division into an independent firm managing over $75 billion across more than 20 countries. He also held key executive roles at BNY Mellon, including Chief Executive Officer of Asia-Pacific and Global Head of Passive, ETF, and Beta Investing. Earlier in his career, he managed multi-billion-dollar portfolios as a Senior Portfolio Manager at Mellon Capital Management. As an entrepreneur, Mr. Jiang has co-founded various software and hardware technology companies, including MirraViz (2016) and Ginger Analytics. As an investor, Mr Jiang focuses on disruptive technologies in ClimateTech, BioTech, FinTech, and AI. He has served on boards of private companies in the U.S., Asia, Middle East, Africa, and South America. He has lived and led teams in major financial centers including Tokyo, London, Hong Kong, Shanghai, San Francisco, and New York. He also served on the Advisory Boards of UC Berkeley and Harvard University. Mr. Jiang holds a Master’s degree in Government and Business from Harvard University and a Bachelor’s degree in Humanities and International Affairs from Georgetown University.

Frank D. Orzechowski has served as our Chief Financial Officer, Treasurer, principal accounting officer, principal financial officer, and Corporate Secretary since July 1, 2019. Prior to joining the Company, Mr. Orzechowski served as the Chief Financial Officer of StormHarbour Partners LP, an independent global markets and financial advisory firm since September 2013. From May 2013 to August 2013, Mr. Orzechowski served as a contract Chief Financial Officer for Etouches Inc., a cloud-based event management software company, to assist with financial matters in connection with that company’s planned equity financing. Prior to that, he served as President and Owner/Operator of Four-O Technologies Inc. from August 2009 to December 2012, where he successfully launched and guided operations for two Cartridge World franchise units in Connecticut. From February 2006 to July 2009, Mr. Orzechowski served as President and Chief Financial Officer of Nikko Americas Holding Company Inc., where he was responsible for managing all of the support and infrastructure for that company’s U.S. business, as well as investment manager selection and due diligence functions for its World Series Platform. Mr. Orzechowski began his career at Coopers & Lybrand in 1982, received his CPA certification in 1984 and received his Bachelor of Science degree in Business Administration with a major in Accounting from Georgetown University in 1982.

John McMahon has served as Chief Operating Officer, Travel Division since February 7, 2025. He brings 28 years of experience in consumer and trade travel media. For the seven years prior to joining the Company, Mr. McMahon served as the Chief Executive Officer and majority shareholder of Five Star Alliance, a leading travel agency known for its curated collection of over 5,000 five-star hotels and more than 35 cruise lines. In 2018, he successfully led a management buyout of Five Star Alliance from Questex Media and Shamrock Capital. From 1997 to 2018, Mr. McMahon held various leadership roles over a 20-year tenure at Questex Media. As Executive Vice President of the Travel & Hospitality Group, he oversaw global travel media and event assets including Travel Agent Magazine, Luxury Travel Advisor, Premier Hotel & Resorts, Travel Agent University, Ultra Summit, Global Meeting & Incentive Travel Exchange, Hotel Management, Hotel Design, and the International Hotel Investment Forums. He was instrumental in transitioning traditional media and event properties into high-margin digital platforms. Earlier in his career, from 1987 to 1997, Mr. McMahon worked at a trade media company, Putman Publishing. He has served on multiple advisory boards, including the Starwood Hotels Luxury Board and Fairmont Hotels & Resorts. Mr. McMahon served on the Cystic Fibrosis Board Directors-New York Chapter from 2001 to 2019. Mr. McMahon holds a Bachelor of Science degree in Education from Rider University.

Family Relationships and Other Arrangements

There are no family relationships between or among our directors, executive officers or the NTH Appointees chosen to become directors.

Except for the fact that the NTH Appointees are being appointed to the Board pursuant to NTH’s Board Appointment Rights under the Exchange Agreement, there is no arrangement or understanding between any of the NTH Appointees and any other person pursuant to which any such NTH Appointees were designated as an NTH Appointee by the NTH Representative or selected as directors of the Company.

CORPORATE GOVERNANCE

Director Independence

Our Board currently consists of seven members. As a result of his service as our Chief Executive Officer, Mr. Kerby is not considered an independent director. As a result of Mr. Monaco’s previous affiliation with NTH and certain other factors, Mr. Monaco is not considered an independent director. Our Board has determined that our other current directors, Salvatore Battinelli, Dennis Duitch and Kent Summers, constituting a majority of our directors, are “independent” as that term is defined under Rule 5605(a)(2) of the Nasdaq marketplace rules. Pursuant to Nasdaq rules, our Board must consist of a majority of independent directors. In addition, the Board has determined that each of the NTH Appointees will be independent directors under the standards for director independence set forth in the Nasdaq marketplace rules.

The Nasdaq independence definition includes a series of objective tests, including that the director is not, and has not been for at least three years, one of our employees and that neither the director nor any of his family members has engaged in various types of business dealings with us. In addition, as required by Nasdaq rules, our Board has made a subjective determination as to each of our current independent directors and the NTH Appointees that no relationships exist, which, in the opinion of our Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our Board reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management.

Classified Board of Directors

In accordance with our Bylaws, our Board is divided into three classes with staggered, three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. See the information regarding our current directors and NTH Appointees, above, for additional information regarding the classes to which each of our directors have been assigned.

As of the Effective Time, Stephen Kircher shall serve as a Class I director, with his initial term expiring at the Company’s 2028 Annual Meeting of Stockholders; Jimmy Byrd shall serve as a Class II director, with his initial term expiring at the Company’s 2026 Annual Meeting of Stockholders; and Ms. Diges and Mr. Jiang shall each serve as a Class III director, with their initial terms expiring at the Company’s 2027 Annual Meeting of Stockholders. Each of NTH Appointees will serve as a director for the balance of their respective initial terms, and until his or her successor is elected and qualified, subject to his or her earlier death, resignation or removal.

Our Bylaws provide that the authorized number of directors may be changed by resolution of the Board. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our Board into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control of our Company.

Leadership Structure of the Board

Any director, or our Board as a whole, may be removed with or without cause at any meeting of stockholders by the affirmative vote of the holders of at least two-thirds of our outstanding voting stock entitled to vote in the election of directors. Our Bylaws provide our Board with flexibility in its discretion to combine or separate the positions of Chairman of the Board and Chief Executive Officer. Our Board believes it is important to select the Company’s Chairman and Chief Executive Officer in the manner it considers in the best interests of the Company at any given time. Our Board believes that the Chairman and Chief Executive Officer positions may be filled by one individual or by two different individuals, as determined by our Board based on circumstances then in existence.

The Chairman of the Board presides at all meetings of our Board and exercises and performs such other powers and duties as may be assigned to him from time to time by the Board or prescribed by our Bylaws.

Our Board has no established policy on whether it should be led by a Chairman who is also the Chief Executive Officer, and has in the past combined the roles of Chairman and Chief Executive Officer. Our Board currently is committed to the separated roles given the circumstances of our Company, with Donald P. Monaco serving as Chairman of the Board and Bill Kerby serving as our Chief Executive Officer. However, our Board continually evaluates our leadership structure and could, in the future, decide to combine the Chairman and Chief Executive Officer positions if it believes that doing so would serve the best interests of our Company and our stockholders.

Board Meetings and Committees

During our fiscal year ended February 28, 2025, the Board held 7 formal meetings, and each director attended at least 75% of the aggregate of (i) the total number of meetings of our Board held during the period he was a director and (ii) the total number of meetings held by all committees of our Board on which he served during the periods that he served. The Board also held various informal meetings and took various actions by written consent during the year.

Although we do not have a formal policy regarding attendance by members of our Board at annual meetings of stockholders, we encourage, but do not require, our directors to attend. Each of our then current directors attended our 2025 Annual Meeting of Stockholders.

Our Board has established three standing committees. Audit, Compensation, and Nominating and Corporate Governance, each of which operates under a written charter that has been approved by our Board. Each committee charter has been posted on the Investors section of our website at www.nexttrip.com. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this Information Statement.

Audit Committee

The Audit Committee’s responsibilities include:

●	appointing, approving the compensation of, and assessing the independence of our registered public accounting firm;
●	overseeing the work of our registered public accounting firm, including through the receipt and consideration of reports from such firm;
●	reviewing and discussing with management and the registered public accounting firm our annual and quarterly financial statements and related disclosures;
●	monitoring our internal control over financial reporting, disclosure controls and procedures;
●	establishing procedures for the receipt, retention and treatment of accounting related complaints and concerns;
●	meeting independently with our registered public accounting firm and management;
●	reviewing and approving or ratifying any related person transactions; and
●	preparing the Audit Committee report required by SEC rules.

The current members of our Audit Committee are Messrs. Duitch, Battinelli and Summers, and Mr. Duitch serves as the chairperson of the committee. After the Effective Time, members of our Audit Committee will be Messrs. Byrd and Kircher and Ms. Diges, with Ms. Diges to serve as the chairperson of the committee. Our Board has determined that each current and anticipated member of the Audit Committee is an independent director under the applicable Nasdaq rules and under SEC Rule 10A-3. All current and anticipated members of our Audit Committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and Nasdaq. Our Board has determined that each current member of our Audit Committee and Ms. Diges is an “audit committee financial expert,” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable Nasdaq rules and regulations. The Audit Committee held four formal meetings, held various informal meetings and took various actions by written consent during our fiscal year ended February 28, 2025.

Compensation Committee

The Compensation Committee’s responsibilities include:

●	annually reviewing and approving corporate goals and objectives applicable to CEO compensation;
●	determining our CEO’s compensation;
●	reviewing and approving, or making recommendations to our Board with respect to the compensation of our other executive officers;
●	overseeing an evaluation of our senior executives;
●	overseeing and administering our equity incentive plans;
●	reviewing and making recommendations to our Board of with respect to director compensation; and
●	reviewing and discussing annually with management our “Compensation Discussion and Analysis” if and when it is required by SEC rules to be included in our Proxy Statements.

The current members of our Compensation Committee are Messrs. Duitch, Battinelli and Summers, and Mr. Battinelli serves as the chairperson of the committee. After the Effective Time, the members of our Compensation Committee will be Messrs. Byrd and Kircher and Ms. Diges, with Mr. Bryd to serve as the chairperson of the committee. Our Board has determined that each of the current and anticipated members of the Compensation Committee is independent under the applicable Nasdaq rules and regulations and is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act. The Compensation Committee held three formal meetings, held various informal meetings and took various actions by written consent during our fiscal year ended February 28, 2025.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee’s responsibilities include:

●	identifying individuals qualified to become board members;
●	recommending to our Board the persons to be nominated for election as directors and to each of the Board’s committees; and
●	overseeing an annual evaluation of the Board.

The current members of our Nominating and Corporate Governance Committee are Messrs. Duitch, Battinelli and Summers, and Mr. Duitch serves as the chairperson of the committee. After the Effective Time, the members of our Nominating and Corporate Governance Committee will be Messrs. Kaplan and Jiang and Ms. Diges, with Mr. Jiang to serve as the chairperson of the committee. Our Board has determined that each of the current and anticipated members of the Nominating and Corporate Governance Committee is independent under the applicable Nasdaq rules and regulations. The Nominating and Corporate Governance Committee held one formal meeting and held various informal meetings during our fiscal year ended February 28, 2025.

Code of Ethics and Business Conduct

The Company has a code of ethics that applies to all employees, including the Company’s principal executive officer, principal financial officer, and principal accounting officer, as well as to the members of the Board. The code of ethics is available on our website at www.nexttrip.com. The Company intends to disclose any changes in, or waivers from, this code by posting such information on the same website or by filing a Current Report on Form 8-K, in each case to the extent such disclosure is required by the rules of the SEC or Nasdaq. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this Information Statement.

Role of Board in Risk Oversight Process

Risk assessment and oversight are an integral part of our governance and management processes. Our Board encourages management to promote a culture that incorporates risk management into our corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks we face. Throughout the year, senior management reviews these risks with the Board at regular board meetings as part of management presentations that focus on particular business functions, operations or strategies, and presents the steps taken by management to mitigate or eliminate such risks. Our Board does not have a standing risk management committee, but rather administers this oversight function directly through the Board as a whole, as well as through standing committees of the Board that will address risks inherent in their respective areas of oversight. In particular, our Audit Committee is responsible for overseeing our major financial risk exposures and the steps our management has taken to monitor and control these exposures. The Audit Committee also monitors compliance with legal and regulatory requirements and considers and approves or disapproves any related-person transactions. Our Nominating and Governance Committee monitors the effectiveness of our corporate governance guidelines that we may adopt or amend from time to time. Our Compensation Committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking by our management.

Insider Trading Policy

The Company has established an Insider Trading Policy, which, among other things, prohibits the Company’s employees, executive officers or directors may enter into hedging or monetization transactions or similar arrangements with respect to our securities, or trade in options, warrants, puts and calls or similar instruments on our securities or sell our securities “short.” A copy of the Company’s Insider Trading Policy is filed as Exhibit 19.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended February 28, 2025, filed with the SEC on May 29, 2025.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires the Company’s executive officers and directors, and persons who own more than 10% of a registered class of the Company’s equity securities, to file reports of ownership and changes in ownership with the SEC. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

The Company believes that during the fiscal year ended February 28, 2025, its executive officers, directors and greater than 10% stockholders timely filed all reports under Section 16(a), with the exceptions of Donald P. Monaco and William Kerby, who failed to file a Form 4 on a timely basis related to their December 2024 and February 2025 debt conversions. These transactions were subsequently filed by both individuals on a Form 5 on March 28, 2025.

Legal Proceedings

To our knowledge, there are currently no legal proceedings, and during the past ten years there have been no legal proceedings, that we believe are required to be disclosed pursuant to Item 4.01(f) of Regulation S-K. There are no material proceedings to which any director, NTH Appointee, officer, affiliate, or owner of record or beneficial owner of more than 5% of the issued and outstanding shares of common stock of the Company, or any associates of any such persons, is a party adverse to the Company, and, to our knowledge, none of such persons has a material interest adverse to the Company.

Stockholder Communication with the Board of Directors

Stockholders may send communications to the Board by writing to NextTrip, Inc., 3900 Paseo del Sol, Santa Fe, New Mexico 87507, Attention: Board of Directors.

DIRECTOR COMPENSATION

We believe that a combination of cash and equity compensation is appropriate to attract and retain the individuals we desire to serve on our Board. Our cash compensation policies are designed to encourage frequent and active interaction between directors and our executives both during and between formal meetings as well as compensate our directors for their time and effort. Further, we believe it is important to align the long-term interests of our non-employee directors (i.e., directors who are not employed by us as officers or employees) with those of the Company and its stockholders, and that awarding equity compensation to, and thereby increasing ownership of our common stock by, our non-employee directors is an appropriate means to achieve this alignment. Directors who are also employees of our company do not receive compensation for their service on our Board.

Under our director compensation program for fiscal year 2025, each non-employee director received annual compensation of $35,000, and each director has agreed to defer receipt of cash compensation until such time as the Company completes a public financing. All cash fees are paid quarterly. Also, each non-employee director may be reimbursed for his reasonable expenses incurred in the performance of his duties as a director as our Board determines from time to time. Our Compensation Committee intends to evaluate our director compensation program and determine whether any changes should be recommended to the Board.

The following table sets forth certain information concerning the compensation paid to non-employee directors in fiscal year 2025 for their services as directors of the Company. Our non-employee directors do not receive fringe or other benefits.

Name	Fees Earned or Paid in Cash ($)(1)	Option Awards ($)	Total ($)
Donald P. Monaco	35,000	-	35,000
Jacob Brunsberg	35,000	-	35,000
Salvatore Battinelli	35,000	-	35,000
Dennis Duitch	35,000	-	35,000
Kent Summers	35,000	-	35,000

(1)	The fees shown were paid to each of the respective individuals for services as director.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

Processes and Procedures for Compensation Decisions

Our Compensation Committee is responsible for the executive compensation programs for our executive officers and reports to our Board on its discussions, decisions and other actions. Typically, our Chief Executive Officer makes recommendations to our Compensation Committee and is involved in the determination of compensation for the respective executive officers that report to him. Our Chief Executive Officer does not determine his own compensation. Our Chief Executive Officer makes recommendations to our Compensation Committee regarding short- and long-term compensation for all executive officers based on our operating results, an individual executive officer’s contribution toward these results and performance toward individual goal achievement. Our Compensation Committee then reviews the recommendations and other data and makes decisions (or makes recommendations to the Board) as to total compensation for each executive officer as well as each individual compensation component.

The following table sets forth compensation for services rendered in all capacities to the Company: (i) for each person who served as the Company’s Chief Executive Officer at any time during the past fiscal year, and (ii) for our two most highly compensated executive officers, other than our Chief Executive Officer, who were employed with the Company on February 28, 2025 (the foregoing executives are herein collectively referred to as the “named executive officers” or “NEOs”).

Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary ($) (1)	Bonus ($) (1)	Stock Awards ($)		Option Awards ($) (2)	All Other Compensation ($) (1)		Total ($)
Bill Kerby – Chief Executive Officer	2025	400,000	-	-		-	42,000	(3)	442,000
	2024	400,000	-	-		-	42,000	(3)	442,000

Frank Orzechowski - Chief Financial Officer	2025	200,000	-	-		-	-		200,000
	2024	200,000	-	-		-	109,073	(4)	309,073

Lyndsey North - Former President	2025	169,697	-	26,760	(5)	-	16,667	(5)	213,124
	2024	200,000	-	-		-	-		200,000

(1)	Actual amounts paid or accrued.
(2)	Includes option awards and stock appreciation rights awards (“SARs”). SARs awards are only payable in cash. As such, no shares of common stock were reserved in connection with the awards since no shares will be issued pursuant to exercise. The fair value of option and SARs awards are calculated in accordance with the Financial Accounting Standards Board (“FASB”) ASC 718, “Compensation – Stock Compensation.” The amount recognized for all awards is calculated using the Black Scholes pricing model. No options or SARs were awarded during the twelve months ended February 28, 2025 or February 29, 2024.
(3)	In fiscal years 2025 and 2024, we paid Mr. Kerby $24,000 in connection with various personal financial guarantees, and a personal car allowance of $18,000 pursuant to the terms of his employment agreement.
(4)	In fiscal year 2024, we paid Mr. Orzechowski a retention bonus of $109,073 pursuant to the terms of his Retention Bonus and Separation Agreement.
(5)	In fiscal year 2025, we granted Ms. North 4,000 shares of common stock at $6.69 per share and paid cash severance of $16,667 pursuant to the terms of her separation agreement. Ms. North’s employment by the Company terminated on January 6, 2025.

Named Executive Officer Employment Agreements

William Kerby

In connection with this appointment as Chief Executive Officer of the Company on December 29, 2023, the Company and Mr. Kerby entered into an employment letter agreement, dated as of December 29, 2023. Under the employment agreement, Mr. Kerby will be entitled to receive an annual base salary of $400,000, which is subject to increase (but not decrease) in the discretion of the Compensation Committee of our Board based on an annual or special case assessment of his performance and other factors. At the discretion of our Board, Mr. Kerby is also eligible to earn a discretionary, annual fiscal end-of-year incentive bonus in an amount of up to 100% of his base annual salary. The exact amount of the incentive bonus will be dependent on the achievement of Company milestones and profitability, and such other milestones as the Board deems appropriate. Mr. Kerby will have the option of receiving some or all of his base annual salary and any incentive bonus in cash or in shares of our common stock valued for this purpose as set forth in his employment agreement and will be eligible to receive equity compensation at the discretion and in an amount to be determined by our Board.

During his employment, Mr. Kerby will be entitled to an automobile allowance of $1,500 per month and to receive all benefits under any and all deferred compensation plans, retirement plans, life, disability, health, accident and other insurance programs, and similar employee benefit plans and programs, sick leave and vacation time that the Company elects, in its sole discretion, to provide from time to time to its executive officers, and to earn four weeks of paid time off (“PTO”) in accordance with the Company’s PTO policy.

Mr. Kerby has entered into various personal guarantees with the Airline Reporting Commission, sellers of travel, merchant providers, financial institutions, associations and service providers for the benefit of NextTrip, in consideration of which the Company agrees in his employment agreement to pay him a $2,000 per month guarantee fee for so long as the employment agreement and the guarantees remain in place. In the event Mr. Kerby resigns for “Good Reason” (as defined in the employment agreement), or his employment is terminated by the Company for any reason, the Company will immediately eliminate any and all guarantees failing which, for each month the guarantees remain in place, the monthly guarantee fee will rise to $10,000 per month after 30 days in the event the Company is unable to assume the guarantees during such 30-day period.

The term of Mr. Kerby’s employment under his employment agreement will continue from month-to-month until terminated by either party with 30 days’ prior written notice, unless sooner terminated in accordance with the terms thereof. Should the Company elect to terminate Mr. Kerby’s employment agreement (other than as a result of death, “Disability” or “Cause,” as defined therein), he will be entitled to payment of an amount equal to 12 months of his base annual salary in a lump sum payment upon termination and the continuation of his health care coverage, at the Company’s expense, for up to 12 months following the termination (collectively, the “Kerby Severance Payments”). In addition, in the event that Mr. Kerby’s agreement is terminated by the Company for any reason within 12 months from the date of closing of the NextTrip Acquisition, Mr. Kerby will be entitled to receive the Kerby Severance Payments.

John McMahon

On February 10, 2025, we entered into an employment letter agreement with John McMahon, pursuant to which Mr. McMahon agreed to serve as Chief Operating Officer, Travel Division of the Company. Under the terms of Mr. McMahon’s employment agreement, he is entitled to receive an annual base salary of $250,000. In addition, pursuant to the terms of his employment agreement, Mr. McMahon is entitled to receive bonuses subject to the achievement of mutually agreed performance objectives. Such bonuses may be paid in cash or common shares of the Company at the option of Mr. McMahon. Mr. McMahon is also entitled to receive an incentive bonus at the discretion of the Compensation Committee of the Board. Mr. McMahon is eligible to participate in the Company’s equity incentive and group benefit plans, including medical, dental, and vision plans, as well as a 401(k) plan.

Lyndsey North

On June 17, 2022, we entered into an “at will” employment agreement, with Lyndsey North under which she was engaged to serve as Vice President of Marketing of the Company. As of September 28, 2022, Ms. North was appointed President of the Company. Under the terms of Ms. North’s employment agreement, she was entitled to receive an annual base salary of $155,000, which was increased to $200,000 effective September 28, 2022. Pursuant to the employment agreement, Ms. North was granted 4,000 SARs at an exercise price of $7.00, which vested over a period of three years, with one-third of the award vesting each year on her employment anniversary date. At the discretion of the Board, and subject to the achievement of certain performance goals, Ms. North was also eligible for a performance bonus consisting of a cash award of up to 30% of base salary, which was increased to 50% of base salary, and a SAR award of up to 25% of base salary. Ms. North was eligible to participate in the Company’s group benefit plans, including medical, dental, and vision plans, as well as a 401(k) plan.

On January 6, 2025 (the “Termination Date”), Ms. North’s employment by the Company terminated. In connection with her departure, the Company paid Ms. North all deferred compensation owed to Ms. North as of the Termination Date and, upon her execution and non-revocation of a waiver and release of claims agreement, Ms. North became entitled to receive accrued interest on her deferred compensation through the Termination Date, plus severance in an amount equal to one month of her base salary. In addition, Ms. North was granted 4,000 shares of Company common stock, at a price of $6.69 per share, upon execution of her separation agreement.

Frank D. Orzechowski

On July 1, 2019, we entered into an “at will” employment agreement, with Frank Orzechowski under which he was engaged to serve as our Chief Financial Officer, Treasurer, Principal Accounting Officer and Corporate Secretary of the Company. Under Mr. Orzechowski’s employment agreement, he was entitled to receive an annual base salary of $135,000, which was increased to $155,000 effective March 1, 2020, to $180,000 on January 1, 2021, and to $200,000 on October 1, 2021. Pursuant to the employment agreement, Mr. Orzechowski was granted (1) a stock option to purchase up to 250 shares of common stock of the Company, at an exercise price equal to $14.00 per share, which was the closing market price of the Company’s common stock on July 1, 2019 (the “Effective Date”), and (2) to purchase up to 6,000 shares of common stock of the Company, with an exercise price of $14.00, subject to vesting as follows: 387 shares vested and became exercisable on the one-year anniversary of the Effective Date, 900 shares vested and became exercisable on the second-year anniversary of the Effective Date, 1,413 shares vested and became exercisable on the third-year anniversary of the Effective Date, and 3,300 shares vested and became exercisable on the fourth-year anniversary of the Effective Date. Further, Mr. Orzechowski is eligible to participate in the Company’s equity incentive and group benefit plans, including medical, dental, and vision plans, as well as a 401(k) plan.

Compensation Recovery Policy

On November 29, 2023, we adopted a compensation recovery policy (the “Compensation Recovery Policy”) that is designed to comply with, and will be interpreted in a manner consistent with, Section 10D and Rule 10D-1 of the Exchange Act and the applicable rules of the Nasdaq Stock Market, including any interpretive guidance provided by Nasdaq. Under our Compensation Recovery Policy, in the event of an accounting restatement due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct a material error in previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, the Company must recover erroneously awarded incentive-based compensation previously paid to the Company’s executive officers in accordance with the terms of such Compensation Recovery Policy. Furthermore, under the Compensation Recovery Policy, the Company is prohibited from indemnifying any executive officer or former executive officer against the loss of erroneously awarded incentive-based compensation and from paying or reimbursing an executive officer for purchasing insurance to cover any such loss.

Outstanding Equity Awards at 2025 Fiscal Year-End

The following table sets forth outstanding stock options granted under our 2013 Equity Incentive Plan (the “2013 Plan”) or 2023 Equity Incentive Plan (the “2023 Plan”) and SARs under our 2020 Stock Appreciation Rights Plan (the “2020 SARs Plan”) that are held by our named executive officers as of February 28, 2025:

	Option Awards(1)
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($)	Option expiration date
Frank Orzechowski(2)	1,750	-	$50.00	6/14/2025
	902	-	$52.60	6/22/2025
	2,429	-	$68.40	8/11/2026
	2,429	-	$68.40	8/11/2026
	717	80	$50.00	7/1/2027
	2,339	270	$50.00	7/1/2027
	3,113	361	$50.00	7/1/2027
	-	4,852	$26.00	7/1/2027
	3,711	-	$11.60	1/25/2028

(1)	On June 23, 2020, we adopted the 2020 SARs Plan. The 2020 SARs Plan provides for incentive awards in the form of SARs payable in cash. No shares of common stock were reserved in connection with the adoption of the 2020 SARs Plan since no shares will be issued pursuant to the 2020 SARs Plan. Awards issued under the 2020 SARs Plan are included in the table.
(2)	On May 28, 2020, we granted Mr. Orzechowski an option to purchase 1,750 shares of our common stock under the 2013 Plan in connection with his employment arrangement. The option has an exercise price of $50.00, which as of February 28, 2025 was fully vested. On June 23, 2020, pursuant to our 2020 SARs Plan, we granted Mr. Orzechowski 902 SARs. The SARs have an exercise price of $52.60 which as of February 28, 2025 were fully vested and exercisable. On August 11, 2021, we granted Mr. Orzechowski an option to purchase 2,429 shares of our common stock under our 2013 Plan in connection with his employment arrangement. The option has an exercise price of $68.40 and as of February 28, 2025, was fully vested. On August 11, 2021, pursuant to our 2020 SARs Plan, we granted Mr. Orzechowski 2,429 SARs. The SARs have an exercise price of $68.40 and as of February 28, 2025, were fully vested and exercisable. On July 1, 2022, we granted Mr. Orzechowski: (i) an option to purchase up to 797 shares of our common stock with an exercise price of $50.00, 717 of which were vested as of February 28, 2025 and the remaining 80 shares of which will vest in equal monthly installments over the next five months; (ii) an option to purchase up to 2,609 shares of our common stock with an exercise price of $50.00, 2,339 of which shares were fully vested as of February 28, 2025 and the remaining 270 shares will vest in equal monthly installments over the next five months; (iii) 3,474 SARs with an exercise price of $50.00, 3,113 of which SARs were fully vested and exercisable as of February 28, 2025, and the remaining 361 of which SARs will vest in equal monthly installments over the next five months; and (iv) 4,852 SARs in connection with his employment retention agreement, which SARs have an exercise price of $26.00 and will vest and become exercisable on March 15, 2025 if Mr. Orzechowski remains an employee of the Company on that date. On January 26, 2023, we granted Mr. Orzechowski an option to purchase up to 3,711 shares of our common stock, with an exercise price of $11.60. As of February 28, 2025, the option was fully vested and exercisable.

CERTAIN RELATIONSHIP AND RELATED TRANSACTIONS

Related Party Loans to the Company

On February 29, 2024, NTH issued an unsecured promissory note, in the principal amount of $391,776.54, to William Kerby, to memorialize the terms and conditions of certain working capital advances made by Mr. Kerby to NTH. The promissory note accrued interest at a rate equal to 7.5% simple interest per annum and was scheduled to automatically mature and become due and payable in full on February 28, 2025, subject to certain limited exceptions. The promissory note, or any portion thereof, could be prepaid by NTH without any penalty. Mr. Kerby serves as Chief Executive Officer of both the Company and NTH. The promissory note was approved by the Board, including all independent members thereof. On December 31, 2024, the full outstanding balance of the note ($321,257) was converted into shares of our Series L Preferred.

On March 18, 2024, NTH entered into an unsecured promissory note for a line of credit with Donald Monaco and William Kerby, the Company’s Chairman of the Board and Chief Executive Officer, respectively, for the aggregate principal amount of $500,000 with an initial advance of $125,000, provided that the aggregate principal amount of the note does not exceed $500,000 at any time. Under the terms of the note, advances under the line of credit may be made at the Company’s request until August 31, 2024. The note bore an annual interest rate of 7.5%, matured on February 28, 2025, and could be prepaid by the Company at any time prior to maturity without penalty. The promissory note was approved by the Board, including the independent members thereof. On December 31, 2024, $453,743 of the outstanding principal balance of $467,892 was converted into shares of Series L Preferred, and on February 24, 2025, the remaining balance was converted into Series L Preferred. As of May 28, 2025 there is no outstanding principal balance.

On April 23, 2024, the Board approved NTH to enter into a series of unsecured promissory notes with certain related parties, including investors, directors, officers and employees, who may individually provide funds for the aggregate principal amount of $1,000,000. The notes bear an annual interest rate of 7.5%, shall mature one year from the date of each note’s execution, and may be prepaid by NTH at any time prior to maturity without penalty. On August 14, 2024, at a joint meeting of the Audit Committee and the Board, the directors unanimously approved an increase in the principal amount of the related party line of credit to $2,000,000 on the same terms and conditions as previously approved. On December 31, 2024, $570,000 of the outstanding principal balance of $1,714,863 was converted into shares of Series L Preferred, and on February 24, 2025, an additional $1,000,000 of the principal balance was converted into Series L Preferred Shares, and $100,000 of the principal balance was converted into Series I Preferred Shares. On May 6, 2025, the remaining principal balance was paid by the MIP Line of Credit (as further discussed below) and as of May 28, 2025 there is no remaining outstanding principal balance.

On May 21, 2024, NTH issued an unsecured promissory note, in the principal amount of $455,000, to Mr. Monaco. The promissory note accrued interest at a rate equal to 7.5% simple interest per annum, and was scheduled to automatically mature and become due and payable in full on February 28, 2025, subject to certain limited exceptions. The promissory note, or any portion thereof, could be prepaid by NTH without any penalty. The promissory note was approved by the Board, including the independent members thereof. On December 31, 2024, the full outstanding balance of the note ($405,000) was converted into shares of our Series L Preferred.

On April 9, 2025, the Company entered into the two Trust Notes with the Trust under our $2.0 million line of credit. The first note had a principal balance of $500,000 and was issued in exchange for a new cash payment provided my Mr. Monaco. The second note had a principal balance of $145,000 and was issued in exchange for cash advances previously made by Mr. Monaco to the Company.

On May 6, 2025, the Company entered into the MIP Line of Credit with MIP, providing the Company with a $3,000,000 revolving line of credit. The MIP Line of Credit allows the Company to request advances thereunder from time to time until May 31, 2027, the maturity date. Advances made under the MIP Line of Credit bear simple interest at a rate of 12% per annum, calculated from the date of each respective advance. Accrued interest shall be payable on a monthly basis, no later than the 10th day of the subsequent month. The full outstanding principal balance, together with any accrued and unpaid interest, shall be due and payable in full by the Company on the maturity date. The Company may, at its option, prepay any borrowings under the MIP Line of Credit, in whole or in part, at any time prior to the maturity date, without penalty.

The Company received an initial advance of $1,045,000 under the MIP Line of Credit, which was used to repay (i) a $400,000 cash advance previously made by the Trust to the Company (ii) and all outstanding indebtedness under the terms of the Trust Notes, totaling $645,000. Additional advances through May 28, 2025 totaled $441,575, bringing the total amount advanced under the line to $1,486,575.

Donald Monaco, Chairman of the Company’s Board, controls MIP. Mr. Monaco is also trustee of the Trust. The MIP Line of Credit, including the use of proceeds from the initial advance made thereunder for the repayment of the cash advance and Trust Notes, was approved by the Audit Committee of the Board and the full Board, including the independent members thereof.

The repayment of related party loans, to the extent not limited by any contractual terms, is subject to review and approval by the Audit Committee which consists of independent directors which are not parties to the aforementioned related party loans.

Conversion of Deferred Salary to Company Stock

On February 26, 2025, $500,000 of deferred salary owed to Mr. Kerby was converted into 165,562 shares of Series L Preferred at a conversion price of $3.02 per share.

Policies and Procedures for Related Person Transactions

Our Audit Committee is responsible for reviewing and approving, as appropriate, all transactions with related persons (other than compensation-related matters, which should be reviewed by our Compensation Committee), in accordance with its Charter and the Nasdaq marketplace rules. In reviewing and approving any such transactions, our Audit Committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth certain information regarding beneficial ownership of our common stock, and each series of our outstanding preferred stock as of July 17, 2025 (a) by each person known by us to own beneficially 5% or more of the outstanding shares of each class of the outstanding securities, (b) by our named executive officers and each of our directors (and director nominees) and (c) by all executive officers and directors of the Company as a group.

The number of shares beneficially owned by each stockholder is determined in accordance with SEC rules. Under these rules, beneficial ownership includes any shares as to which a person has sole or shared voting power or investment power. At the close of business on July 17, 2025 there were 7,846,603 shares of our common stock issued and outstanding, 33,000 shares of Series H Preferred issued and outstanding, and 500,442 shares of Series I Preferred issued and outstanding.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to stock options, warrants, convertible preferred stock or other rights held by such person that are currently convertible or exercisable or will become convertible or exercisable within 60 days of July 17, 2025 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person.

We believe, based on information provided to us, that each of the stockholders listed below has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

Common Stock

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned(1)
Named Executive Officers and Directors:
William Kerby(2)	1,347,638	17.2%
Lyndsey North	4,000	*
Frank Orzechowski	48	*
Donald P. Monaco(3)	1,554,988	19.5%
Jacob Brunsberg(4)	166,345	2.1%
Salvatore Battinelli(5)	135,980	1.7%
Dennis Duitch(6)	135,664	1.7%
Kent J. Summers(7)	135,626	1.7%
All executive officers and directors as a group (7 persons)(8)	3,476,289	40.6%
5% Stockholders:
David Jiang(9)	790,030	9.9%

*	Less than 1%.
(1)	Based on 7,846,603 shares of our common stock outstanding at July 17, 2025.
(2)	Includes 11,386 shares held by Travel and Media Tech, LLC (“TMT”). Mr. Kerby is a 48% member of TMT, and is deemed to beneficially own the shares held by TMT. Mr. Kerby disclaims beneficial ownership of all securities held by TMT in excess of his pecuniary interest, if any. Excludes 331,124 shares of common stock issuable upon conversion of shares of Series L Preferred stock, as conversion is contingent upon shareholder approval and subject to beneficial ownership limitations.
(3)	Includes (i) 1,733 shares held by Monaco Investment Partners, LP (“MIP”); (ii) 1,049,446 shares held by the Donald P. Monaco Insurance Trust (the “Trust”); (iii) 135,000 shares issuable to the Trust upon the exercise of stock options; and (iv) 11,386 shares held by TMT. Mr. Monaco is the managing general partner of MI Partners, is the trustee of the Trust and is a 52% member of TMT, and as such is deemed to beneficially own the securities held by the MI Partners, Trust and TMT, respectively. Mr. Monaco disclaims beneficial ownership of all securities held by MIP, the Trust and TMT in excess of his pecuniary interest, if any. Excludes 745,032 shares of common stock issuable upon conversion of shares of Series L Preferred stock held by the Trust, as conversion is contingent upon shareholder approval and subject to beneficial ownership limitations.
(4)	Includes 166,250 shares issuable upon the exercise of stock options.
(5)	Includes (i) 135,000 shares issuable upon the exercise of stock options, (ii) 181 shares issuable upon the conversion of shares of the Company’s Series E Preferred Stock, and (iii) 122 shares issuable upon exercise of Class A Warrants.
(6)	Includes 135,000 shares issuable upon the exercise of stock options.
(7)	Includes 135,000 shares issuable upon the exercise of stock options.
(8)	Includes (i) 706,250 shares issuable upon the exercise of stock options, (ii) 181 shares issuable upon the conversion of the shares of the Company’s Series E Preferred Stock, and (iii) 122 shares issuable upon exercise of Class A Warrants. Excludes shares beneficially owned by Ms. North since her employment terminated on January 6, 2025.
(9)	Includes 554,000 shares issuable upon the conversion of Series I Preferred. Excludes 372,528 shares of common stock issuable upon conversion of shares of additional Series I Preferred stock and 231,788 shares of common stock issuable upon conversion of shares of Series J Preferred stock, as conversion is contingent upon shareholder approval and subject to beneficial ownership limitations.

Series H Preferred

None of the Company’s officers or directors beneficially own any shares of the outstanding shares of Series H Preferred, and therefore have been excluded from the following table.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned(1)
5% Beneficial Owners:
Procopio Cory Hargreaves & Savitch LLP c/o NextTrip, Inc.	33,000	100%

(1)	Based on 33,000 shares of Series H Preferred outstanding at July 17, 2025.

Series I Preferred

None of the Company’s officers or directors beneficially own any shares of the outstanding shares of Series I Preferred, and therefore have been excluded from the following table.

Name of Beneficial Owner(1)	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned(1)
5% Beneficial Owners:
David Jiang c/o NextTrip, Inc.	427,528	85.4%
Gregory Miller c/o NextTrip, Inc.	33,113	6.6%

(1)	Based on 500,442 shares of Series I Preferred outstanding at July 17, 2025.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other documents with the SEC under the Exchange Act. Stockholders may obtain free copies of certain documents filed with the SEC by the Company through the “SEC Filings” section of our website. You also may obtain any of the documents we file with the SEC, including exhibits to the documents, without charge, by requesting them in writing or by telephone at the following address or telephone number:

NextTrip, Inc.

3900 Paseo del Sol

Santa Fe, New Mexico 87507

(203) 733-1356

By Order of the Board of Directors

/s/ William Kerby
William Kerby
Chief Executive Officer